EXHIBIT 99.1

POET Readies Optical Interposer for Production in Alignment with Product Roadmap

New Optical Interposer Features Added to Prototypes

TORONTO, Oct. 29, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF) a leading designer of Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, announced today that it has added several new features to its proprietary POET Optical Interposer™ platform and completed the design for products identified on its roadmap.

New Optical Interposer features include:

  waveguide designs and process integration methods that minimize reflections of laser light within the Optical Interposer platform;
  fiducials that better enable the sub-micron accuracy of automated pick-and-place assembly of lasers and other components mechanically placed on the platform;
  vertical mirrors that extend the platform applicability to top- and bottom-surface-access optical devices, such as top-entry photodetectors and vertical cavity surface emitting lasers (VCSELs);
  improved spot-size converters that provide efficient coupling of lasers and modulators to waveguides (important for 400G and 800G optical engines);
  the latest generation of low-loss Mach-Zehnder Interferometry (“MZI”)-based multiplexers embedded in the waveguides; and
  newly developed IP to efficiently align fiber-attach-units (FAUs) to POET’s optical engines.

“We have determined that the Optical Interposer platform is now production-ready,” said Vivek Rajgarhia, POET’s President & General Manager. “We have proven out all of the features and production methods for the platform itself, including the flip-chip assembly and bonding steps for lasers, which has historically been the “Achilles’ Heel” for other approaches to optoelectronic integration. The basic platform features, now completed, apply to all of the products that we are engaged with customers to develop. The pre-Alpha and Alpha prototypes that are now being assembled differ primarily in the particular components included, and in most cases, those designs have been validated.”

Mr. Rajgarhia continued: “The POET Optical Interposer platform is fully compatible with standard CMOS semiconductor processing methods and equipment. It seamlessly incorporates the best features of a Planar Lightwave Circuit (PLC), Silicon Optical Benches (SiOB) and Interposer functionality and is fabricated solely within the production limits of silicon-based semiconductor processing. In addition to being fundamental to lower-cost and the higher-performance value proposition of the Optical Interposer, the processing compatibility with CMOS opens up a variety of applications to POET that are simply not available using other integration approaches seen in the market today.”

POET’s product roadmap, presented in its Annual General Meeting of Shareholders conducted in late August, revealed four products under development, each associated with an individual customer or potential groups of customers. The Company reported that the 100/200G CWDM4 Optical Engine, the 400G LightBar™, 400G FR4 Receiver, and the 400G FR4/DR Optical Engines all remain on schedule.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

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